UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTE

Exhibits 99.2 and 99.3 to this current report on Form 6-K are hereby incorporated by reference into our registration statements on Form F-3 (file no. 333-190109), on Form S-8 (file no. 333-176856) and on Form F-10 (file no. 333-191835) (collectively, the “Registration Statements”).

In addition, we are hereby incorporating by reference into the Registration Statements:

•                  Exhibits 99.2 and 99.3 from our current report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on May 6, 2015; and

•                  Exhibits 99.2 and 99.3 from our current report on Form 6-K furnished to the SEC on August 10, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: November 11, 2015	Lloyd Hong

Chief Legal Officer & Corporate Secretary

INDEX TO EXHIBITS

99.1	Press Release dated November 11, 2015 for Q3 2015 financial results

99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2015

99.3	Interim Consolidated Financial Statements for the three and nine months ended September 30, 2015

99.4	Certification of Chief Executive Officer

99.5	Certification of Chief Financial Officer